

April 23, 2021

Joshua Goldstein
General Counsel
Masterworks 049, LLC
497 Broome Street
New York, NY10013

> **Re: Masterworks 049, LLC**
> **Offering Statement on Form 1-A**
> **Filed on March 26, 2021**
> **File No. 024-11491**

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed on March 26, 2021

Administrative Services, page 5

1. With respect to the accrual of management fees once 95% of the Class A shares have been issued, please revise your to clarify, if true, that management fees on the remaining 5% of the offering will not accrue until such funds have been fully paid.

General

2. Please revise throughout the offering statement, as appropriate, to provide expanded disclosure that is consistent with the language included in recent filings by other Masterworks entities about the qualification rights described in Section 8.20 of your amended and restated limited liability company operating agreement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Aamira Chaudhry at (202) 551-3389 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony